UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 19)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

sanofi-aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Jaclyn L. Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,708,942,847	$1,582,156

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 267,989,535 (the number of shares of outstanding common stock of Genzyme Corporation (the “Shares”) plus the number of Shares underlying Genzyme’s outstanding restricted stock units, the estimated number of shares of common stock issuable in respect of Genzyme’s employee stock purchase plan for the first quarter of 2011 and Shares issuable in respect of certain outstanding rights to purchase Shares, all as of March 2, 2011) and (y) the sum of (A) $74.00 (the amount of the cash consideration per share payable in the exchange offer and the merger) and (B) $1.50 (the result of $75.50, the average of the high and low prices of the Shares as reported on the NASDAQ Global Select Market on March 2, 2011, less $74.00, such amount, the “Attributed CVR Value”); and (ii) the product of (x) 23,308,817 (the number of Shares issuable upon exercise of outstanding Genzyme options, with an exercise price less than $74.00, as of March 2, 2011) and (y) $20.42 (the sum of (A) the Attributed CVR Value and (B) the difference between $74.00 and $55.08, the weighted-average exercise price of such options). The calculation of the filing fee is based on Genzyme’s representation of its capitalization as of March 2, 2011. This represents an increase in the transaction value of $2,357,304,494 as compared with the transaction value as set forth in the Schedule TO filed by sanofi-aventis on October 4, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the increase in the transaction value by 0.00011610, and adding the resulting amount to the fee amount of $1,308,472 previously paid upon the filing by sanofi-aventis of the Schedule TO on October 4, 2010, calculated based upon the fee rate in effect at such time.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

$1,308,472 was paid in connection with the filing by sanofi-aventis of the Schedule TO on October 4, 2010. $50,730 was paid in connection with the filing by sanofi-aventis of the Registration Statement on Form F-4 on March 7, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, as amended and restated and together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”) and (ii) Parent. This Schedule TO relates to the third party tender offer by Purchaser to exchange each of the issued and outstanding shares of common stock, par value $0.01 (each, a “Share”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), for (i) $74.00 in cash, less any applicable withholding for taxes and without interest and (ii) one Contingent Value Right (each, a “CVR”) upon the terms and subject to the conditions set forth in the Propsectus/Offer to Exchange (as defined below), and in the related letter of transmittal (the “Letter of Transmittal”) (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Exchange Offer”).

Documentation relating to the Exchange Offer will be mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

On March 7, 2011, Parent filed a Registration Statement on Form F-4 relating to the offer and sale of the CVRs to be issued to holders of Genzyme common stock in the Exchange Offer. The terms and conditions of the Exchange Offer are set forth in the prospectus/offer to exchange, which is part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibit (a)(4) and Exhibit (a)(1)(B) hereto, respectively.

Items 1 through 11.

The information set forth below regarding Parent and Genzyme is incorporated by reference into Items 1 through 11. The SEC allows Purchaser to incorporate information into this Schedule TO “by reference,” which means that Purchaser can disclose important information to Genzyme shareholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about Parent and Genzyme and their financial condition.

Parent Filings (File No. 001-31638):	Period

Annual Report on Form 20-F	Fiscal year ended December 31, 2010, as filed on March 1, 2011

Genzyme Filings (File No. 000-14680):	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2010, as filed on March 1, 2011

Solicitation/Recommendation Statement on Schedule 14D-9	Filed on October 7, 2010, as it may be amended from time to time

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Merger” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 2 of the Schedule TO is hereby amended and restated as follows:

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Genzyme Corporation, a Massachusetts corporation. Genzyme’s principal executive offices are located at 500 Kendall Street, Cambridge, Massachusetts 02142. Genzyme’s telephone number at such address is (617) 252-7500. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Companies—Genzyme” is incorporated herein by reference.

(b) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Selected Genzyme Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended and restated as follows:

This Schedule TO is filed by Parent and the Purchaser. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Parent” and “The Companies—Purchaser,” “The Exchange Offer—Certain Relationships with Genzyme and Interests of Parent and Purchaser in the Exchange Offer” and in Schedule I is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the Prospectus/Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Merger,” “Summary,” “Background and Reasons for the Merger,” “The Merger Agreement,” “The Exchange Offer” and “Description of the CVRs,” respectively, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Merger,” “Summary,” “Background and Reasons for the Merger,” “The Merger Agreement,” “The Exchange Offer,” and “Description of the CVRs,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Merger,” “Summary” and “The Exchange Offer—Financing of the Exchange Offer; Source and Amount of Funds,” respectively, is incorporated herein by reference. The Exchange Offer is not conditioned upon any financing arrangements.

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Merger,” “Summary” and “The Exchange Offer—Certain Relationships with Genzyme and Interests of Parent and Purchaser in the Exchange Offer,” respectively, is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Item 9 of the Schedule TO is hereby amended and restated as follows:

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Parent,” “Selected Exchange Rate Information,” in the Prospectus/Offer to Exchange and the financial statements in Parent’s Annual Report on Form 20-F for the year ended December 31, 2010 are incorporated herein by reference. Copies of such reports are available for inspection and copying at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Genzyme that have been filed via the EDGAR System.

(b) Not applicable.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and restated as follows:

(a)(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Merger,” “Summary,” “Risk Factors,” “Background and Reasons for the Merger,” “The Merger Agreement,” “The Exchange Offer—Interests of Executive Officers and Directors of Genzyme in the Exchange Offer” and “The Exchange Offer—Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Statutory Requirements; Approval of the Merger,” “The Exchange Offer—Short-Form Merger,” “The Exchange Offer—Appraisal/Dissenters’ Rights,” “The Exchange Offer—Conditions of the Exchange Offer,” “The Exchange Offer—Certain Legal Matters; Regulatory Approvals,” and “The Merger Agreement—Further Action; Efforts,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Conditions of the Exchange Offer” and “The Exchange Offer—Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Effect of the Exchange Offer on the Market for Shares; Nasdaq Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Certain Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(b) The information set forth in the Prospectus/Offer to Exchange is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by deleting the existing exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E) and (a)(1)(F) and substituting the following exhibits thereto:

Exhibit

(a)(1)(A)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to sanofi-aventis’ Registration Statement on Form F-4, filed March 7, 2011).

(a)(1)(B)	Notice of Guaranteed Delivery (incorporated by reference to sanofi-aventis’ Registration Statement on Form F-4, filed March 7, 2011).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to sanofi-aventis’ Registration Statement on Form F-4, filed March 7, 2011).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to sanofi-aventis’ Registration Statement on Form F-4, filed March 7, 2011).

(a)(1)(E)	Form of Summary Advertisement as published on March 7, 2011 in The Wall Street Journal.

(a)(4)	Offer to Exchange (incorporated by reference to sanofi-aventis’ Registration Statement on Form F-4, filed March 7, 2011).

(a)(5)(U)	Press Release issued by sanofi-aventis on March 7, 2011 (incorporated by reference to sanofi-aventis’ Rule 425 filing on March 7, 2011).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/s/Alexandre Lemoalle
Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Authorized Signatory

Date: March 7, 2011

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).****

(a)(1)(B)	Notice of Guaranteed Delivery.****

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.****

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.****

(a)(1)(E)	Form of Summary Advertisement as published on March 7, 2011 in The Wall Street Journal.**

(a)(4)	Prospectus/Offer to Exchange filed March 7, 2011.****

(a)(5)(A)	Press Release issued by sanofi-aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by sanofi-aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by sanofi-aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by sanofi-aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by sanofi-aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by sanofi-aventis on October 28, 2010.*

(a)(5)(G)	Excerpts of Transcript of Earnings Conference Call held by sanofi-aventis on October 28, 2010.*

(a)(5)(H)	Press Release issued by sanofi-aventis on November 8, 2010.*

(a)(5)(I)	Press Release issued by sanofi-aventis on December 13, 2010.*

(a)(5)(J)	Press Release issued by sanofi-aventis on January 9, 2011.*

(a)(5)(K)	Excerpt from Investor Presentation by sanofi-aventis on January 11, 2011.*

(a)(5)(L)	Press Release issued by sanofi-aventis on January 12, 2011.*

(a)(5)(M)	Press Release issued by sanofi-aventis on January 24, 2011.*

(a)(5)(N)	Letter Agreement dated as of January 30, 2011 by and between sanofi-aventis and Genzyme Corporation.*

(a)(5)(O)	Excerpt from Investor Presentation by sanofi-aventis on February 9, 2011.*

(a)(5)(P)	Joint Press Release issued by sanofi-aventis and Genzyme on February 16, 2011. ***

(a)(5)(Q)	Investor Presentation by sanofi-aventis and Genzyme on February 16, 2011.***

(a)(5)(R)	Town Hall presentation to Genzyme employees on February 16, 2011.****

(a)(5)(S)	Transcript of Investor Conference Call held by sanofi-aventis and Genzyme on February 16, 2011, incorporated by reference to sanofi-aventis’ Rule 425 filing on February 17, 2011.*

(a)(5)(T)	Transcript of Town Hall presentation to Genzyme employees on February 16, 2011, incorporated by reference to sanofi-aventis’ Rule 425 filing on February 18, 2011.*

(a)(5)(U)	Press Release issued by sanofi-aventis on March 7, 2011, incorporated by reference to sanofi-aventis Rule 425 filing on March 7, 2011.

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among sanofi-aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(b)(B)	Amendment Agreement dated as of February 15, 2011, Relating to a Term Facilities Agreement dated October 2, 2010, by and among sanofi-aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent.*

(d)(1)	Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp., and Genzyme Corporation.*

(d)(2)	Form of Contingent Value Rights Agreement by and between sanofi-aventis and Trustee.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.
***	Incorporated by reference to sanofi-aventis’ Rule 425 filing on February 16, 2011.
****	Incorporated by reference to sanofi-aventis’ Registration Statement on Form F-4, filed March 7, 2011.

7